Exhibit 99.5

Points International Ltd. Reports Third Quarter 2011 Results

     – Revenue of $28.8 million increased 23% year over year

– Record Gross Margin1 of $6.3 million increased 21% year over year

– EBITDA2 of $1.9 million increased 66% year over year

– Strong new partner and product launches with robust pipeline for the remainder of 2011

– Full year 2011 guidance reiterated

Toronto, Canada, November 9, 2011 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, today announced results for the third quarter ended September 30, 2011. All financial results are in U.S. dollars and both 2011 and 2010 comparatives have been presented in accordance with International Financial Reporting Standards (“IFRS”).

“Our third quarter performance emphasizes Points’ consistent financial and operational successes, as demonstrated by our revenue growth and profitability as well as the expansion of our loyalty reward management platform,” said Points International Chief Executive Officer Rob MacLean. “Moreover, we have been able to deliver meaningful improvements in our profitability metrics with EBITDA expanding 66% over the prior year quarter and 40% sequentially. This continued expansion in profitability was driven by year-over-year revenue growth in addition to consistent focus on margins and operating expense discipline.”

MacLean continued, “In the first three quarters of 2011, we welcomed 5 new transactional partners and launched 32 new products, to end the third quarter with approximately 180 products and services with nearly 50 partners worldwide. Recently, we also extended our existing strategic partnerships with American Airlines AAdvantage and US Airways as we re-launched our corporate wholesale platform and introduced our very first miles gift registry. Additionally, we launched our new multi-currency ecommerce merchant app Incentify by Points.com, which has generated significant interest since going live last month. This ability to continue to develop our pre-existing relationships across the private label and Points.com branded platforms is a key driver of our success.”

Mr. MacLean concluded, “We expect to build upon our positive momentum and are on track to deliver results inline with our financial objectives for the year. We enter the fourth quarter with a strong pipeline of prospective product deployments for the remainder of 2011. We look forward to sharing our success in the coming months as we continue to gain importance in the loyalty currency ecosystem.”

Third Quarter 2011 Financial Results

Total revenue was $28.8 million for the third quarter of 2011. Revenue was up 23% over the $23.5 million reported in the third quarter of 2010, and down 12% from the $32.7 million reported in second quarter 2011. Principal revenue totaled $26.9 million, an increase of 22% over the $22.0 million in same period last year and down 13% from the $30.8 million reported in the second quarter 2011. Other partner revenue was $1.9 million, up from $1.5 million in the third quarter 2010 but down slightly from $2.0 million sequentially.

[1] Gross Margin is considered by Management to be an integral measure of financial performance and is defined as total revenues less the direct cost of principal revenues. However, gross margin is not a recognized measure of profitability under IFRS.
2 EBITDA [Earnings before interest, depreciation, amortization, foreign exchange and impairment costs] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under IFRS.

While revenues were down sequentially, gross margin dollars for the third quarter of 2011 increased, totaling $6.3 million, or 22% of total revenue, compared to gross margin of $6.2 million or 19% of revenue in the second quarter of 2011. On a year-over-year basis, gross margin dollars saw marked improvement, increasing $1.1 million or 21% over the third quarter of 2010. This improvement in gross margin dollars positions Points well from a cash flow and profitability standpoint for the remainder of the year and into 2012.

Net income for the third quarter of 2011 was $1.7 million, or $0.11 per share. This compares to net income of $501,000, or $0.03 per share, in the second quarter of 2011 and net income of $1.1 million, or $0.07 per share, in the third quarter of 2010.

During the third quarter of 2011, Points reported positive EBITDA of $1.9 million compared to positive EBITDA of $1.2 million in the same period of 2010 and positive EBITDA of $1.4 million in the second quarter of 2011.

As of September 30, 2011, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash and amounts with payment processors was $41.1 million, down from $43.1 million at the end of the second quarter 2011 due in part to capital expenditures of $0.5 million during the third quarter. The company remains debt free and is pleased with its overall financial position.

Third Quarter 2011 Business Metrics

	Q3/11	Q2/11	Q3/11 vs. Q2/11	Q3/10	Q3/11 vs. Q3/10
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	3,337,367	3,641,292	-8%	2,553,133	31%
No. of Points/Miles Transactions	327,640	347,134	-6%	292,295	12%
LOYALTY CURRENCY SERVICES
Points/Miles Transacted (in 000s)	2,979,925	3,319,885	-10%	2,349,167	27%
No. of Points/Miles Transactions	306,195	329,561	-7%	278,805	10%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	357,442	321,407	11%	203,966	75%
No. of Points/Miles Transactions	21,445	17,573	22%	13,490	59%
Cumulative Registered Users	2,837,801	2,724,144	4%	2,499,802	14%

Business Outlook

The Company is reiterating its financial guidance for the year ending December 31, 2011, as follows:

  The Company continues to expect revenue to be in the range of $120 million to $130 million, representing a 25% to 36% increase over 2010 revenue
  The Company continues to expect EBITDA to be in the range of $5 million to $8 million
  The Company continues to expect net income to be in the range of $3 million to $6 million, or $0.20 to $0.40 per diluted share

Investor Conference Call

Points’ conference call with investors will be held today at 5:00 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 941-1427 ten minutes prior to the start time. International dialers should call (480) 629-9664. In addition, the call is being webcast and can be accessed at the Company’s web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through November 16, 2011 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 4477786.

About Points International Ltd

Points International Ltd. (TSX: PTS; NASDAQ: PCOM) is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger's. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), US Airways Dividend Miles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R), PayPal and Starbucks. For more information, visit www.pointsinternational.com, follow us on Twitter, @pointsadvisor, on Facebook (www.facebook.com/pointsfans), or on our blog (http://blog.points.com).

###

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2011 with respect to revenue, net income and EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Transition to IFRS

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements for the three and nine months ended September 30, 2011 and the comparative information presented in these interim financial statements for both the three and nine months ended September 30, 2010 and the year ended December 31, 2010.

Contact:
Addo Communications
Andrew Greenebaum / Kimberly Esterkin
andrewg@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin Information

Expressed in thousands of United States dollars	For the three months		For the nine months
(Unaudited)	ended		ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Total Revenue	$28,807	$23,509	$90,005	$68,674
Direct cost of principal revenue	22,491	18,300	72,395	54,943
Gross Margin	$6,316	$5,209	$17,610	$13,731
Gross Margin %	22%	22%	20%	20%

Reconciliation of Operating Income to EBITDA

Expressed in thousands of United States dollars	For the three months		For the nine months
(Unaudited)	ended		ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Operating income	$1,298	$1,081	$2,068	$1,291
Depreciation and amortization	622	158	1,630	445
Foreign exchange gain	4	(77)	(88)	(112)
EBITDA	$1,924	$1,162	$3,610	$1,624

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts	For the three months		For the nine months
(Unaudited)	ended		ended
	September	September	September	September
	30, 2011	30, 2010	30, 2011	30, 2010
		(Note 16)		(Note 16)
REVENUE
Principal	$26,900	$22,038	$84,363	$63,938
Other partner revenue	1,903	1,468	5,629	4,727
Interest	4	3	13	9
Total Revenue	28,807	23,509	90,005	68,674

EXPENSES
Direct cost of principal revenue	22,491	18,300	72,395	54,943
Employment costs	3,021	2,482	9,523	7,813
Marketing & communications	392	376	1,019	920
Technology services	146	270	448	705
Depreciation and amortization	622	158	1,630	445
Foreign exchange loss (gain)	4	(77)	(88)	(112)
Operating expenses	833	919	3,010	2,669
Total Expenses	27,509	22,428	87,937	67,383

OPERATING INCOME	1,298	1,081	2,068	1,291
Interest and other charges	(8)	2	(25)	23
EARNINGS BEFORE INCOME TAX	1,306	1,079	2,093	1,268
Deferred income tax (recovery) expense	(356)	-	119	(342)
NET INCOME	1,662	1,079	1,974	1,610

OTHER COMPREHENSIVE LOSS
(Loss) Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $143 and $93 for the three and nine months ended September 30, 2011 (2010 – income tax expense of $87 and $95)	(364)	194	(237)	210
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $32 and $124 for the three and nine months ended September 30, 2011 (2010 – $14 and $40)	(81)	(32)	(315)	(89)
Other comprehensive (loss) income for the period, net of income tax	(445)	162	(552)	121
TOTAL COMPREHENSIVE INCOME	$1,217	$1,241	$1,422	$1,731

EARNINGS PER SHARE
Basic earnings per share	$0.11	$0.07	$0.13	$0.11
Diluted earnings per share	$0.11	$0.07	$0.13	$0.11

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars	September 30,	December 31,	January 1,
(Unaudited)	2011	2010	2010

ASSETS
Current assets
Cash and cash equivalents	$34,113	$28,463	$26,414
Restricted cash	1,614	1,776	802
Funds receivable from payment processors	2,805	4,624	5,855
Security deposits	2,610	2,123	2,463
Accounts receivable	1,855	2,054	1,907
Prepaid expenses and other assets	1,007	1,179	898
Total current assets	44,004	40,219	38,339

Non-current assets
Property and equipment	1,797	1,611	607
Intangible assets	4,840	4,844	2,014
Goodwill	2,580	2,580	2,580
Deferred tax assets	1,085	984	945
Other assets	604	613	1,033
Total non-current assets	10,906	10,632	7,179
Total assets	$54,910	$50,851	$45,518

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$3,112	$3,679	$2,820
Provisions	70	102	267
Current portion of other liabilities	938	629	609
Payable to loyalty program partners	33,433	31,337	30,215
Total current liabilities	37,553	35,747	33,911

Non-current liabilities
Other liabilities	792	951	301
Total non-current liabilities	792	951	301

Total liabilities	38,345	36,698	34,212

SHAREHOLDERS’ EQUITY
Share capital	57,365	56,683	56,662
Contributed surplus	9,563	9,255	8,677
Accumulated other comprehensive (loss) income	(255)	297	-
Accumulated deficit	(50,108)	(52,082)	(54,033)
Total shareholders’ equity	16,565	14,153	11,306
Total liabilities and shareholders’ equity	$54,910	$50,851	$45,518

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Corporation
Expressed in thousands of United States dollars	Share	Contributed	Total	Unrealized	Accumulated	Accumulated	Total
(Unaudited)	Capital	Surplus	Capital	gains/(losses)	other	deficit	shareholders’
				on cash flow	comprehensive		equity
				hedges	income
Balance at December 31, 2010	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153
Net income	-	-	-	-	-	1,974	1,974
Other comprehensive loss	-	-	-	(552)	(552)	-	(552)
Total comprehensive income	-	-	-	(552)	(552)	1,974	1,422
Effect of stock option compensation plan	-	477	477	-	-	-	477
Share issuances	682	(169)	513	-	-	-	513
Balance at September 30,	$57,365	$9,563	$66,928	$(255)	$(255)	$(50,108)	$16,565

Balance at January 1, 2010	$56,662	$8,677	$65,339	$-	$-	$(54,033)	$11,306
Net income	-	-	-	-	-	1,610	1,610
Other comprehensive income	-	-	-	121	121	-	121
Total comprehensive income	-	-	-	121	121	1,610	1,731
Effect of stock option compensation plan	-	451	451	-	-	-	451
Share Issuances	6	(2)	4	-	-	-	4
Balance at September 30, 2010	$56,668	$9,126	$65,794	$121	$121	$(52,423)	$13,492

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars	For the three months		For the nine months
(Unaudited)	Ended		Ended
	September	September	September	September
	30, 2011	30, 2010	30, 2011	30, 2010
		(Note 16)		(Note 16)
Cash flows from operating activities
Net income for the period	$1,662	$1,079	$1,974	$1,610
Adjustments for:
Depreciation of property and equipment	138	104	369	251
Amortization of intangible assets	484	54	1,261	194
Unrealized foreign exchange (gain) loss	(348)	(389)	46	104
Equity-settled share-based payment transactions	145	135	477	450
Deferred income tax (recovery) expense	(359)	-	116	(342)
Unrealized net (gain) loss on derivative contracts designated as cash flow hedges	(620)	236	(770)	176
Changes in non-cash balances related to operations	2,378	(1,221)	3,359	(1,842)
Net cash provided (used in) by operating activities	3,480	(2)	6,832	601

Cash flows from investing activities
Acquisition of property and equipment	(85)	(432)	(553)	(1,313)
Additions to intangible assets	(450)	(1,081)	(1,257)	(3,330)
Changes in restricted cash	157	6	157	(944)
Net cash used in investing activities	(378)	(1,507)	(1,653)	(5,587)

Cash flows from financing activities
Proceeds from exercise of share options	55	3	513	5
Net cash provided by financing activities	55	3	513	5

Net increase (decrease) in cash and cash equivalents	3,157	(1,506)	5,692	(4,981)
Cash and cash equivalents at beginning of the period	30,593	22,386	28,463	26,414
Effect of exchange rate fluctuations on cash held	363	433	(42)	(120)
Cash and cash equivalents at end of the period	$34,113	$21,313	$34,113	$21,313

Interest Received	4	2	14	8
Interest Paid	-	-	-	-